IDEXX
LABORATORIES


09038901

SEC
Mail Processing
APR 02 2009
Washington, DC
122

2008 ANNUAL REVIEW

Business Overview

IDEXX Laboratories, Inc. is the global market leader in diagnostics and information technology solutions for animal health and water and milk quality. Our largest business, the Companion Animal Group, serves more than 50,000 veterinary practices worldwide and offers a portfolio of pet-side diagnostic tests, point-of-care instrument systems and associated reagents, reference laboratory services, digital radiography, and practice management solutions. Our products and services provide tools that enable a high level of integration and automation to support advanced veterinary medical care, practice productivity, and profitability.

Our Water business is the world leader in providing microbiology testing technologies that ensure safe water. In the Dairy and Production Animal Segment businesses, we are a leading worldwide provider of diagnostic tests and health monitoring systems for milk safety and production animal health. OPTI Medical Systems provides blood gas and electrolyte analyzers and reagents to both our companion animal business and the human market.

IDEXX's strategy is to drive growth through investment in innovative technologies that create new products and advance existing offerings to support improvements in our customers' businesses.

Our long-standing mission is to be a great company by creating exceptional long-term value for our employees, customers, and stockholders through worldwide leadership in our businesses.

March 2009



COVER PHOTO: EMMETT, RHODESIAN RIDGEBACK, OWNED AND PHOTOGRAPHED BY LUCIENNE TIMBLIN, IDEXX EMPLOYEE SINCE 2006

Performance Highlights

- 2008 marked the year that IDEXX crossed the $1 billion threshold as revenue increased 11% to $1.024 billion.
- Diluted earnings per share (EPS) were $1.87, an increase of 28% over 2007. After adjusting for discrete items in both years, EPS grew 20%.*
- Operating cash flow was $143 million.
- Net debt was $72 million at the end of 2008.†


Production Animal Segment 8%
Water 7%
Other (Dairy, OPTI Medical) 3%
Companion Animal Group 82%

2008 Revenue BY BUSINESS SEGMENT


04
$549
05
$638
06
$739
07
$923
08
$1,024

Annual Revenue MILLIONS

*In 2008, discrete items included a net charge of $0.06 per share related to the disposition of certain pharmaceutical product lines and pharmaceutical assets and a discrete income tax benefit of $0.02 per share. In 2007, discrete items included a net charge of $0.10 per share for the write-down of certain pharmaceutical assets and discrete costs associated with acquisitions of $0.02 per share.

† Net debt is defined as the balance outstanding on our revolving line of credit less cash on hand.


08
$1.87
07
$1.46
06
$1.42
05
$1.15
04
$1.09

Earnings Per Share: Diluted


08
$143
07
$135
06
$110
05
$117
04
$95

Operating Cash Flow MILLIONS

Financial Highlights

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA

	Year ended December 31,		
	2006	2007	**2008**
Total revenue	739	923	1,024
Earnings per share: diluted	1.42	1.46	1.87
Weighted average shares outstanding: diluted	66	64	62
Net cash provided by operating activities	110	135	143
Cash and investments	97	60	79
Debt	7	79	156
Stockholders' equity	410	438	438





Real. Time. Care.™

Advanced diagnostic tests, gold-standard accuracy, automation, integrated information, and ease of use define IDEXX in-house diagnostics. Pet-side tests, analyzers, and digital imaging allow veterinarians to enhance client value with real-time answers and follow-up recommendations during their pet's visit.

Comprehensive, integrated IDEXX in-house diagnostics support practice growth by giving veterinarians the tools they need to:

- Improve clients' perception of value and compliance with follow-up medical treatment, and strengthen loyalty to the practice through face-to-face communications and review of laboratory results and diagnostic images.
- Increase staff efficiencies with accelerated laboratory and imaging throughput and automation of manual work flow and paper handling.
- Make more informed medical decisions with immediate and easy access to all diagnostic results in one report.
- Support the adoption of electronic medical records, further increasing the standard of care and staff productivity.
- Safeguard practice income through capturing all service charges on invoices in real time, increasing practice revenue and profitability.



Companion Animal Group | REVENUE INCREASED 11% TO $834 MILLION

IDEXX VetLab® Suite

Our largest line of business includes IDEXX VetLab in-house diagnostic instruments and associated consumables. Veterinary practices use the flexible testing options of IDEXX VetLab analyzers to provide a higher level of care and service. The complete in-house laboratory provides comprehensive, real-time results for chemistry, hematology, urinalysis, electrolytes, endocrinology, blood gases, coagulation, and infectious diseases. All test results, including SNAP® test results, are simply and seamlessly integrated through the IDEXX VetLab® Station for archiving, easy access to historical results, and a single, easy-to-read report. IDEXX SmartService™ Solutions provides innovative remote technical service for recently introduced IDEXX VetLab analyzers and will soon provide automatic data backup, software upgrades, and more features for greater practice efficiencies.

The IDEXX VetLab business line is a "razor and blade" business model, with roughly three quarters of the line's revenue derived from recurring sales of proprietary consumables, services, and accessories.

RECENT INNOVATIONS

- Catalyst Dx™ Chemistry Analyzer
  March 2008
- SNAPshot Dx® Analyzer
  March 2008
- SNAP® T_4 Test with plasma capability for SNAPshot Dx and SNAP Reader analyzers
  April 2008
- IDEXX VetLab® Station Laboratory Information Management System version 2.30
  April 2008
- IDEXX VetLab® Sample Prep Rack
  May 2008
- IDEXX SmartService Solutions for IDEXX VetLab Suite
  November 2008
- Electrolytes 8 Plus cassette for VetStat® Electrolyte and Blood Gas Analyzer
  January 2009
- Catalyst Dx software upgrade with automated dilution capability and urine protein:creatinine ratio
  January 2009
- IDEXX VetLab Station Laboratory Information Management System version 2.40
  January 2009
- SNAPshot Dx capabilities will be enhanced to automatically time, interpret, and record SNAP® FIV/FeLV Combo and SNAP® cPL™ qualitative tests
  Second Quarter 2009



IDEXX Coag Dx
IDEXX VetLab Station

Rapid Assays

The family of SNAP® ELISA tests offers simple, quick, and accurate pet-side testing for a number of infectious diseases, including Lyme disease, canine and feline heartworm, *Giardia*, feline immunodeficiency virus (FIV), and feline leukemia virus (FeLV). SNAP tests support flexible sample options with plasma, serum, or whole blood. Fast results in less than 10 minutes provide answers before the patient leaves the clinic. The SNAP platform uses ELISA technology, trusted for its proven accuracy.

In 2009, the SNAPshot Dx Analyzer will provide the capability to automate timing and interpretation of SNAP results, including incorporation into the electronic medical record.

RECENT INNOVATIONS

- SNAP® Feline Triple™ Test with feline heartworm
  December 2008

Practice Information Systems and Digital Radiography

The Cornerstone® Practice Information Management System gives veterinarians an important tool to easily and efficiently manage patients, inventory, schedules, and invoices to raise compliance and testing acceptance, improve client satisfaction, and increase clinic revenue.

Cornerstone software supports complete patient electronic medical records, including digital images, moving veterinary practices away from paperwork and manual entering of information and toward the paperless or paper-light practice. IDEXX provides software and hardware support to Cornerstone customers and related supplies and services to users of Cornerstone software as well as other systems.

IDEXX offers computed and direct digital imaging systems for companion animal and equine practices. We have developed our own picture archiving and communication systems, IDEXX-PACS™ Imaging Software for small-animal systems and IDEXX EquiView PACS™ Imaging Software for equine systems. These systems allow viewing, enhancement, management, storage, and retrieval of digital images. They also integrate our digital imaging systems to Cornerstone and other practice information management systems to provide consolidated patient medical records.

RECENT INNOVATIONS

- IDEXX-PACS software version 3.0
  January 2008
- Cornerstone software version 7.5 enhances electronic whiteboard and digital-imaging capabilities and provides full integration with the IDEXX Digital Imaging line
  July 2008
- Next generation IDEXX-CR™ 1417 Digital Imaging System
  October 2008
- EquiView PACS software version 3.1
  December 2008
- Cornerstone® Coaching Series
  January 2009
- Cornerstone software version 7.6 advances inventory management, introduces patient ID cards, and integrates with Intuit® QuickBooks®
  January 2009









Reference Laboratory Services

Our IDEXX Reference Laboratories business comprises over 40 locations providing reference laboratory testing and consulting services to veterinarians worldwide. Our reference laboratory services include a large selection of diagnostic tests, panels, and profiles to detect disease states and conditions, featuring several proprietary technologies introduced as a result of our research and development investments in veterinary diagnostics. LabREXX® Software provides practices with convenient, time-saving test requisition and results delivery via VetConnect® online services. More than 70 board-certified veterinary specialists, including anatomic and clinical pathologists and internal medicine specialists, deliver case guidance to our customers.

BUSINESS DEVELOPMENTS

- Acquired a reference laboratory in Barcelona, Spain
  January 2008
- Partnered with Sysmex Corporation to integrate the Sysmex XT-2000i V Automated Hematology Analyzer into laboratories
  February 2008
- Opened a new reference laboratory in Plainview, New York
  May 2008
- Partnered with McAllister Software Systems to launch LabREXX through AVImark® software
  August 2008
- Opened a new core reference laboratory in Memphis, Tennessee
  November 2008

RECENT INNOVATIONS

- LabREXX functionality on vetconnect.com
  March 2008
- *Rhodococcus equi* RealPCR™ Test
  May 2008
- Equine Herpesvirus Type 4 (EHV-4) RealPCR™ Test and Equine Neurologic Panel
  July 2008
- Cardiopet™ proBNP Test
  July 2008
- Equine Respiratory RealPCR™ Panel
  September 2008
- Spec fPL™ Test
  October 2008
- Canine and Feline Diarrhea RealPCR™ Panels
  January 2009










Water | REVENUE INCREASED 12% TO $74 MILLION

IDEXX is a global leader in providing tests for detecting microbial contamination in drinking and other water supplies.

BUSINESS DEVELOPMENTS

- Colilert®-18/Quanti-Tray® method approved for drinking water in Belgium
  April 2008
- Colilert-18/Quanti-Tray method approved for drinking water in Croatia
  May 2008
- Colilert-18/Quanti-Tray and Enterolert™/Quanti-Tray methods approved for bathing water in Sweden
  May 2008
- Colilert®/Quanti-Tray method approved for drinking water for livestock and poultry in China
  July 2008
- IDEXX Laboratories (Shanghai) Co. Ltd. established
  November 2008

Production Animal Segment | REVENUE INCREASED 8% TO $81 MILLION

IDEXX is a worldwide leader in production animal diagnostics, offering microtiter well assay kits, software, and instrumentation for accurate assessment of infectious diseases and long-term monitoring of the health status of herd and flock animals.

RECENT INNOVATIONS

- FlockChek® Avian Influenza MultiS-Screen Antibody Test Kit
  April 2008

Dairy

IDEXX is a global market leader in the field of milk safety. Dairy processors and farmers worldwide have adopted the SNAP family of tests to screen for antibiotic residues in milk.

BUSINESS DEVELOPMENTS

- SNAPshot® DSR Reader introduced outside the U.S.
  November 2008
- Colilert-18 and Colisure® test kits approved for dairy water in U.S.
  January 2009

OPTI Medical Systems

OPTI Medical Systems point-of-care analyzers and related consumables are used in human medical clinics and hospital settings, such as emergency rooms, operating rooms, and respiratory care and cardiac monitoring areas. OPTI provides time-sensitive diagnostic tests for blood gas, electrolyte, and metabolite analysis. They also supply the electrolyte modules and consumables for the Catalyst Dx and VetStat analyzers and consumables for other analyzers in the IDEXX VetLab Suite.

RECENT INNOVATIONS

- OPTI*Rhythm*™ series of pulse oximeters
  July 2008
- PrismPOC™ data management system
  December 2008
- OPTI® R blood gas and electrolyte analyzer software version 3.0
  February 2009











Corporate Information

EXECUTIVE STAFF

Jonathan W. Ayers
Chairman, President, and Chief Executive Officer

William C. Wallen, PhD
Senior Vice President and Chief Scientific Officer

William E. Brown, III, PhD
Corporate Vice President

Conan R. Deady
Corporate Vice President, General Counsel, and Secretary

Thomas J. Dupree
Corporate Vice President

Sam Fratoni, PhD
Corporate Vice President

William B. Goodspeed
Corporate Vice President

Ali Naqui, PhD
Corporate Vice President

James F. Polewaczyk
Corporate Vice President

Johnny D. Powers, PhD
Corporate Vice President

Merilee Raines
Corporate Vice President, Chief Financial Officer, and Treasurer

Michael J. Williams, PhD
Corporate Vice President

BOARD OF DIRECTORS

Jonathan W. Ayers
Chairman, President, and Chief Executive Officer
IDEXX Laboratories, Inc.

Thomas Craig
Partner and Co-founder
Monitor Group

Errol B. De Souza, PhD
Former President and Chief Executive Officer
Archemix Corp.

William T. End
Former Executive Chairman of the Board
Cornerstone Brands, Inc.

Rebecca M. Henderson, PhD
Eastman Kodak LFM Professor of Management
MIT Sloan School of Management

Barry C. Johnson, PhD
Former Dean, College of Engineering
Villanova University

Brian P. McKeon
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated

Robert J. Murray
Former Chairman and Chief Executive Officer
New England Business Service, Inc.

CORPORATE OFFICES

IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-0300
Fax: 1-207-556-4346

WEB SITE

idexx.com

RANKINGS

- *Forbes*—Ranked 20th on the *Forbes* list of America's 100 Best Mid-Cap Stocks (2008)
- Entered the S&P MidCap 400 Index
- ISS Corporate Governance Quotients
  - Index ranking: 92.1
  - Industry ranking: 97.2
  - IDEXX was rated higher than 92.1% of the companies in the S&P MidCap 400 Index and 97.2% of the companies in the health-care equipment and services group



Investor Resources

ANNUAL MEETING

Wednesday, May 6, 2009, 10:00 a.m.
Portland Marriott Hotel
200 Sable Oaks Drive
South Portland, Maine 04106
Tel: 1-207-871-8000

STOCK LISTING

NASDAQ Global Market
Trading Symbol: IDXX

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
Tel: 1-800-937-5449
E-mail: info@amstock.com
amstock.com

10-K

The Form 10-K for the Company's fiscal year ended December 31, 2008, is not accompanied by the exhibits that were filed with the Securities and Exchange Commission (SEC). These exhibits are accessible on the Internet by visiting the EDGAR section of the SEC Web site (www.sec.gov/edgar.shtml) or the Investor Relations pages of idexx.com.

Similarly, the Company will furnish any such exhibits to those stockholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made to:

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-8155
Fax: 1-207-556-4427
E-mail: investorrelations@idexx.com

QUARTERLY REPORTS AND PROXY STATEMENTS

Forms 10-Q and proxy statements can be obtained via the Investor Relations pages of idexx.com or by e-mail.



IDEXX
LABORATORIES

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© 2009 IDEXX Laboratories, Inc. All rights reserved. • 09-67037-00

Intuit, QuickBooks, AVImark, OPTI, OPTI*Rhythm* and PrismPOC are trademarks or registered trademarks of their respective holders. All other ®/TM marks are owned by IDEXX Laboratories, Inc. or its affiliates in the United States and/or other countries.